LORI B. METROCK, SHAREHOLDER

DIRECT DIAL: 615.726.5768

DIRECT FAX: 615.744.5768

E-MAIL ADDRESS: LMETROCK@BAKERDONELSON.COM

December 18, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Dietrich A. King

RE:	Franklin Financial Network, Inc.

Registration Statement on Form S-3

Filed November 30, 2015

File No. 333-208265

Dear Mr. King:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 14, 2015 to Mr. Richard E. Herrington regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter.

For ease of reference, we have reproduced your comment immediately preceding the Company’s response.

General

Comment

1. Please revise the Fee Table to include the Depositary Shares, and please address the Depositary Shares in the section entitled “Description of Our Capital Stock.”

Response

The Company has asked us to supplementally advise the Staff that in response to Comment No. 1, the Company has added depositary shares to the fee table and has added a description of the depositary shares to the “Description of Our Capital Stock” section of the prospectus included in the Registration Statement on page 42 of Amendment No. 1.

ALABAMA    ●    FLORIDA    ●    GEORGIA     ●    LOUISIANA    ●    MISSISSIPPI    ●    TENNESSEE    ●    TEXAS     ●    WASHINGTON, D.C.

United States Securities and Exchange Commission

December 18, 2015

The Selling Shareholders, page 28

Comment

2. With regard to JCSD Partners, LP and PTMR Capital Partners, LP, please tell us whether these security holders are broker-dealers or affiliates of a broker-dealer.

•	For each of the aforementioned security holders that is a broker-dealer, the prospectus should state that the security holder is an underwriter.

•	For each of the aforementioned security holders that is an affiliate of a broker-dealer, the prospectus should state that (a) the security holder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the security holder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need to be identified as underwriters.

Response

In response to the Staff’s comment, the Company has disclosed that JCSD Partners, LP is not a broker-dealer or an affiliate of a broker-dealer. Accordingly, the Company did not identify JCSD Partners, LP as an underwriter. The Company has also disclosed that PTMR Capital Partners, LP is an affiliate of a broker-dealer. The Company, based on representations received from PTMR Capital Partners, LP, hereby confirms that (a) PTMR Capital Partners, LP purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, PTMR Capital Partners, LP had no agreements or understandings, directly or indirectly, with any person to distribute the securities. PTMR Capital Partners, LP did not receive its securities as compensation for underwriting activities.

Accordingly, the Company has asked us to supplementally advise the Staff that in response to Comment No. 2, the Company has expanded the disclosure on pages 29-30 of Amendment No. 1 to address the Staff’s comment.

Comment

3. Please disclose the person or persons who have voting or investment control over the securities being offered by JCSD Partners, LP. Please refer to Item 507 of Regulation S-K and Question 140.02 of the Staff’s Compliance and Disclosure Interpretations for Regulation S-K.

United States Securities and Exchange Commission

December 18, 2015

Response

In response to the Staff’s comment, the Company has disclosed that JCSD Capital, LLC is the general partner of JCSD Partners, LP, which is controlled by a natural person, Steven Didion, and thus Steven Didion has voting and investment control over the shares of common stock being offered by JCSD Partners, LP.

Accordingly, the Company has asked us to supplementally advise the Staff that in response to Comment No. 3, the Company has expanded the disclosure on page 29 of Amendment No. 1 to address the Staff’s comment.

* * * * *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5768.

Very truly yours, BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Lori B. Metrock
Lori B. Metrock

cc:	Richard E. Herrington, President and Chief Executive Officer